UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No.)

CERO THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

71902K105

(CUSIP Number)

February 14, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71902K105

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Stuart Sloan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 996,669(1)

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 996,669(1)

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 996,669(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.7%(1)

12	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 532,486 shares of common stock; (ii) 356,983 earnout shares, which are subject to vesting upon the achievement of certain milestones; and (iii) 107,200 shares of common stock issuable upon the conversion of 10,720 shares of Series A Preferred Stock (based on an initial conversion price of $10.00 per share and subject to adjustment). Stuart Sloan is the sole grantor and trustee of SMS Revocable Trust.

CUSIP No. 71902K105

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) SMS Revocable Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 996,669(1)

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 996,669(1)

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 996,669(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.7%(1)

12	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 532,486 shares of common stock; (ii) 356,983 earnout shares, which are subject to vesting upon the achievement of certain milestones; and (iii) 107,200 shares of common stock issuable upon the conversion of 10,720 shares of Series A Preferred Stock (based on an initial conversion price of $10.00 per share and subject to adjustment). Stuart Sloan is the sole grantor and trustee of SMS Revocable Trust.

Item 1(a).	Name of Issuer: CERo Therapeutics Holdings, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 201 Haskins Way, Suite 230, South San Francisco, CA 94080

Item 2(a).	Name of Person Filing: Stuart Sloan SMS Revocable Trust
Item 2(b).	Address of Principal Business Office or, if none, Residence: 4734 25th Ave NE, Seattle, WA 98105.
Item 2 (c).	Citizenship: Stuart Sloan is a citizen of the United States of America. SMS Revocable Trust is a revocable trust of Stuart Sloan created under the laws of the state of Washington.
Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 par value per share
Item 2(e).	CUSIP Number: 71902K105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒
Item 4.	Ownership

The information contained in Items 5 -11 of the cover pages is herein incorporated by reference.  Stuart Sloan, in his capacity as sole grantor and trustee of SMS Revocable Trust, has the power to vote and dispose of the securities held by SMS Revocable Trust.

(a) Amount beneficially owned: 996,669 shares
(b) Percent of class: 6.7%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 996,669
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 996,669
(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

November 20, 2024	/s/ Stuart Sloan
Stuart Sloan

Dated:	SMS Revocable Trust

November 20, 2024	/s/ Stuart Sloan
Stuart Sloan, Trustee

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of November 6, 2024, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock, $0.0001 par value per share, of CERo Therapeutics Holdings, Inc. (the “Issuer”) and such statement to which this Joint  Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

Dated:

November 20, 2024	/s/ Stuart Sloan
Stuart Sloan

Dated:	SMS Revocable Trust

November 20, 2024	/s/ Stuart Sloan
Stuart Sloan, Trustee